

August 2025
Free Writing Prospectus
Registration Statement No. 333-277211
Dated August 29, 2025
Filed Pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in International Equities
$7,456,000 Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

The Trigger Jump Securities, which we refer to as the securities, will offer the opportunity to earn a return based on the performance of the EURO STOXX 50® Index. Unlike ordinary debt securities, the securities do not pay interest and do not guarantee the return of any principal at maturity. Instead, if the final level on the valuation date is greater than or equal to the initial level, you will receive, in addition to the principal amount, a positive return on the securities equal to the greater of (1) the return represented by the upside payment and (2) the index performance factor (as each term is defined below). The actual upside payment $337.50 per security (33.75% of the principal amount). If the final level is less than the initial level, but greater than or equal to the trigger level, you will receive the stated principal amount of the securities. However, if the final level is *less than* the trigger level, you will receive a payment that is less than the stated principal amount by an amount that is proportionate to the percentage decrease in the final level from the initial level. Under these circumstances, the payment at maturity will be less than $900 per $1,000 in stated principal amount of the securities, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities. The securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the fixed upside payment and limited protection against the loss of principal that applies to a limited range of the performance of the underlying index. Any payments on the securities are subject to the credit risk of HSBC.**

FINAL TERMS	
Issuer:	HSBC USA Inc.
Underlying index:	EURO STOXX 50® Index (Bloomberg symbol: "SX5E")
Aggregate principal amount:	$7,456,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	August 29, 2025
Original issue date:	September 4, 2025 (3 business days after the pricing date).
Maturity date:	September 6, 2028, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at maturity:	• If the final level is *greater than or equal to* the initial level: $1,000 + the greater of (1) the upside payment and (2) the product of (a) $1,000 and (b) the index performance factor • If the final level is *less than* the initial level but *greater than or equal to* the trigger level: $1,000 • If the final level is *less than* the trigger level: $1,000 + ($1,000 × index performance factor) *Under these circumstances, the payment at maturity will be less than $900 per $1,000 in stated principal amount of the securities, and could be zero. You may lose all of your investment.*
Interest:	None
Upside payment:	$337.50 per security (33.75% of the stated principal amount).
Index performance factor:	(final level – initial level) / initial level
Trigger level:	4,816.56, which is 90% of the initial level
Initial level:	5,351.73, which was the official closing level of the underlying index on the pricing date
Final level:	The official closing level of the underlying index on the valuation date.
Valuation date:	August 31, 2028, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Estimated initial value:	The estimated initial value of the securities is less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors—The estimated initial value of the securities, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP / ISIN:	40447CUD0 / US40447CUD00
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution."

Commissions and issue price:	Price to public	Fees and commissions[1][2]	Proceeds to issuer
Per security	$1,000.00	$25.00 $5.00	$970.00
Total	$7,456,000.00	$186,400.00 $37,280.00	$7,232,320.00

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $30 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $25 for each security they sell. See "Additional Information About the Trigger Jump Securities – Additional Provisions – Supplemental plan of distribution."
(2) Of the amount per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5 for each security.

The estimated initial value of the securities on the pricing date is $966.60 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.

An investment in the securities involves certain risks. See "Risk Factors" beginning on page 5 of this pricing supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the securities, or determined that this pricing supplement or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm
The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
The prospectus at: https: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

Investment Summary

Trigger Jump Securities
Principal at Risk Securities

The Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028 (the "securities") can be used:

- As an alternative to direct exposure to the underlying index that provides a minimum positive return of 33.75% if the underlying index has appreciated or has not depreciated at all as of the valuation date, and offers an uncapped 1 to 1 participation in any increase in the level of the underlying index if the final level is greater than the initial level by more than 33.75%.

- To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

- To obtain limited protection against the loss of principal if the final level is less than the initial level, but only so long as the final level is greater than or equal to the trigger level.

The securities are exposed on a 1 to 1 basis to any percentage decline of the final level beyond the trigger level. **Accordingly, investors may lose their entire initial investment in the securities.**

Maturity:	Approximately three years
Payment at maturity:	• If the final level is greater than or equal to the initial level: $1,000 + the greater of (1) the upside payment and (2) the product of (a) $1,000 and (b) the index performance factor • If the final level is less than the initial level and greater than or equal to the trigger level: $1,000 • If the final level is less than the trigger level: $1,000 × index performance factor
Upside payment:	$337.70 per security (33.75% of the stated principal amount).
Trigger level:	90% of the initial level
Interest:	None
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the securities.

Key Investment Rationale

This approximately three-year investment does not pay interest, but offers a positive return of 33.75% if the final level on the valuation date is greater than or equal to the initial level. If the final level is less than the initial level, but greater than or equal to the trigger level, you will receive the stated principal amount of the securities. However, if the final level is less than the trigger level, the payment at maturity will be less than $900 per $1,000 in stated principal amount of the securities, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities.**

Upside Scenario	*The final level value is greater than or equal to the initial level.* In this scenario, we will pay $1,000 plus the greater of (1) the upside payment and (2) the product of (a) $1,000 and (b) the index performance factor. The upside payment will be $337.70 per security (33.75% of the stated principal amount).
Par Scenario	*The final level is less than the initial level and greater than or equal to the trigger level.* In this scenario, the payment at maturity for each security will be equal to the stated principal amount of $1,000 per security.
Downside Scenario	*The final level is less than the trigger level.* In this scenario, we will pay less than the stated principal amount of $1,000 per security by an amount proportionate to the decrease in the level of the underlying index from the initial level (*e.g.*, a 40% depreciation in the underlying index will result in the payment at maturity of $600 per security). **There is no minimum payment at maturity, and you could lose your entire investment.**



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

How the Trigger Jump Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities for a range of hypothetical percentage changes in the underlying index. The diagram assumes the following:

Stated principal amount:	$1,000 per security
Upside payment:	$337.50 per security (33.75% of the stated principal amount).
Trigger level:	90% of the initial level
Minimum payment at maturity:	None



Trigger Jump Securities Payoff Diagram



How it works

- **Upside Scenario**: If the final level is **greater than or equal to** the initial level, the payment at maturity on the securities is $1,000 plus the greater of (1) the upside payment and (2) the product of (a) $1,000 and (b) the index performance factor. Under the hypothetical terms of the securities, an investor would receive a payment at maturity equal to $337.50 per security if the final level is greater than the initial level by no more than 33.75%, and would receive $1,000 plus an amount that represents a 1 to 1 participation in any increase in the level of the underlying index if the final level is greater than the initial level by more than 33.75%.

- **Par Scenario**: If the final level is **less than** the initial level but **greater than or equal to** the trigger level, an investor would receive the stated principal amount of $1,000 per security at maturity.

- **Downside Scenario:** If the final level is **less than** the trigger level, the payment at maturity will be less than the stated principal amount of $1,000 per security by an amount that is proportionate to the percentage decrease in the final level from the initial level. For example, if the underlying index decreases by 40%, the payment at maturity would be $600 per security (60% of the stated principal amount). There is no minimum payment at maturity on the securities, and you could lose your entire investment.



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due
September 6, 2028
Principal at Risk Securities

Investor Suitability

The securities may be suitable for you if:	**The securities may not be suitable for you if:**

▶ You seek an investment with a return linked to the performance of the underlying index and you believe the final level will be greater than the initial level.

▶ You are willing to invest in the securities based on the upside payment at maturity.

▶ You are willing to make an investment that is exposed to any negative performance of the final level on a 1-to-1 basis if the final level is less than the trigger level.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid on the stocks included in the underlying index.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

▶ You believe the final level will be less than the trigger level or that the upside payment or the index performance factor will not provide you with your desired return.

▶ You are unwilling to invest in the securities based on the upside payment at maturity.

▶ You are unwilling to make an investment that is exposed to any negative final level on a 1-to-1 basis if the final level is less than the trigger level.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.



Risk Factors

We urge you to read the section "Risk Factors" on page S-1 in the accompanying prospectus supplement and on page S-1 of the Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of stocks included in the underlying index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the securities described in the following section:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— General risks related to the Indices" in the Equity Index Underlying Supplement;

"—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

"—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Securities

- **The securities do not pay interest or guarantee any return of principal.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest or guarantee payment of the principal amount at maturity. At maturity, you will receive for each $1,000 stated principal amount of securities that you hold, an amount in cash based on the final level. If the final level is less than the trigger level, you will receive for each security that you hold a payment at maturity that is less than the stated principal amount of each security by an amount proportionate to the decrease in the official closing level of the reference asset, and in this scenario, you will lose a significant portion or all of your investment. **You may lose up to 100% of the stated principal amount of the securities.**

- **Investing in the securities is not equivalent to investing in the stocks included in the underlying index.** Investing in the securities is not equivalent to investing in the stocks included in the underlying index. Investors of the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks included in underlying index.

- **The amount payable on the securities is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index increases prior to the valuation date but then appreciates by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the securities may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

Risks Relating to the Underlying Index

- **Adjustments to the underlying index could adversely affect the value of the securities.** The sponsor of the underlying index may add, delete or substitute the stocks included in the underlying index. In addition, the publisher of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the securities.

- **Risks associated with non-U.S. companies.** The level of the underlying index depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in their respective home countries, including changes in governmental, economic and fiscal policies, currency exchange laws or other laws or



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

restrictions, which could affect the value of the securities. Those foreign stocks may have less liquidity and could be more volatile than many of the stocks traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the underlying index and, as a result, the value of the securities.

- **The securities will not be adjusted for changes in exchange rates.** Although the stocks included in the underlying index are traded in euro, and the securities are denominated in U.S. dollars, the amount payable on the securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. stocks are denominated. Changes in exchange rates, however, may reflect changes in the applicable non-U.S. economies that in turn may affect the level of the underlying index, and therefore the securities. The amount we pay in respect of the securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

General Risk Factors

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities and could lose your entire investment.

- **The estimated initial value of the securities, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **The price of your securities in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 6 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial level, the trigger level and the final level, including whether the level of the underlying index has decreased to below the trigger level, and will calculate the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index. These determinations, which may be subjective, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of the securities. The calculation agent is under no obligation to consider your interests as a holder of the securities in taking any actions, including the determination of the initial level, that might affect the value of the securities. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "—Market Disruption Event" in the Equity Index Underlying Supplement.

- **Hedging and trading activity by our affiliates could adversely affect the value of the securities.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying index or the stocks included in the underlying index), including trading in the stocks included in the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the securities. Additionally, hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity the securities.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the trading price, volatility (frequency and magnitude of changes in value), and dividend yield of the stocks included in the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you sell your securities prior to maturity.



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade the securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold the securities to maturity.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in the securities, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

Information about the Underlying Index

The EURO STOXX 50® Index

The EURO STOXX 50 is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The index has a fixed number of components and is part of the STOXX blue-chip index family. The index captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about the underlying index, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the underlying index based on its historical official closing levels from August 28, 2015 through August 28, 2025. We obtained the official closing levels from the Bloomberg Professional® service ("Bloomberg"). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.



The EURO STOXX 50® Index – Daily Official Closing Levels
August 28, 2015 to August 28, 2025



Trigger Jump Securities Based on the Performance of the EURO STOXX 50® Index, due September 6, 2028
Principal at Risk Securities

Additional Information About the Trigger Jump Securities

Please read this information in conjunction with the final terms on the cover page of this document.

Additional Provisions	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40447CUD0
ISIN:	US40447CUD00
Minimum ticketing size:	$1,000 / 1 security
Denominations:	$1,000 per security and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities could be treated as a pre-paid executory contracts with respect to the underlying index. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the securities as pre-paid executory contracts with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes.
	In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a securities as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the securities could be subject to U.S. withholding tax in respect of a securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.
	We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.
	A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying index or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into



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Principal at Risk Securities

other transactions in respect of the underlying index or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a further discussion of U.S. federal income tax consequences related to the securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at maturity" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled valuation date). The accelerated maturity date will then be the third business day following the postponed accelerated valuation date.
	If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the prospectus.
Supplemental plan of distribution:	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $30 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $20 for each security they sell. Of the $30 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5 for each security.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	Delivery of the securities will be made against payment for the securities on the original issue date set forth on the cover page of this document, which is more than one business day following the pricing date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.
Where you can find more information:	This pricing supplement relates to an offering of securities linked to the underlying index. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the securities relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any stocks included in the underlying index or as to the suitability of an investment in the securities.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Equity Index Underlying Supplement dated February 21,



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2024. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Validity of the Securities:	In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.

This document provides a summary of the terms and conditions of the securities. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.